SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 14, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒               Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated November 14, 2008: Nokia updates its 4th quarter 2008 outlook and gives preliminary outlook for 2009

STOCK EXCHANGE RELEASE

November 14, 2008

Nokia Corporation

Stock exchange release

November 14, 2008 at 15:00 (CET+1)

Nokia updates its 4th quarter 2008 outlook and gives preliminary outlook for 2009

Espoo, Finland, November 14, 2008 - Nokia today commented on market conditions impacting its business as well as updated its fourth quarter 2008 outlook and gave a preliminary outlook for the full year 2009. In the last few weeks, the global economic slowdown, combined with unprecedented currency volatility, has resulted in a sharp pull back in global consumer spending. The weaker consumer spending has impacted many industries, including the global mobile device market. The mobile device market has also been negatively impacted by the more limited availability of credit, which has limited the purchasing ability of some of our trade customers.

Updated Outlook for the Fourth Quarter 2008:

• As a result of the rapid change in global consumer spending, which has impacted the mobile device market, Nokia now expects that the industry mobile device volumes will be lower in the fourth quarter 2008 than previously expected. We now estimate fourth quarter 2008 industry mobile device volumes will be approximately 330 million. This is sequentially up from the estimated 310 million in the third quarter of 2008. This would result in a current estimate of industry mobile volume of 1.24 billion in 2008, instead of the earlier estimated 1.26 billion units, up from 1.14 billion units Nokia estimated for 2007.

• Nokia continues to expect its mobile device market share in the fourth quarter 2008 to be at the same level or slightly up, sequentially. This expectation is based on our current view, external market data and the overall competitiveness of our device portfolio.

• Nokia expects that Devices & Services sales and profitability in the fourth quarter 2008 will be negatively impacted, due to the aforementioned factors.

Preliminary Industry Outlook for 2009:

• Nokia’s preliminary estimate is that the industry mobile device volumes will be down in 2009 compared to 2008, impacted by the continuing overall economic slowdown.

• Nokia and Nokia Siemens Networks preliminary estimate is that the mobile infrastructure and fixed infrastructure and related services market will be down in euro terms in 2009 compared to 2008.

Actions to Address the Challenging Market Environment:

In addition to the measures recently announced at Nokia and Nokia Siemens Networks, Nokia is taking decisive action to significantly reduce its cost base:

• Nokia has already instituted various cost saving actions.

• Nokia will curtail use of external contractors, consultants and professional services.

• Nokia will further cut operating expenses in 2009 to respond appropriately to the market conditions.

“Nokia believes that its advantages of scale, leading brand, superior logistics, low cost and broad product portfolio are competitive advantages that will enable us to distinguish ourselves from the competition in a challenging 2009,” said Olli-Pekka Kallasvuo, Nokia CEO.

Nokia will provide more details on its 2009 estimates and cost saving actions at its Capital Markets Day on December 4, 2008 in New York. Nokia plans to report its Q4 and full year 2008 results on January 22, 2009.

Nokia will be hosting a conference call at 13:30 UK time (8:30 EST). The dial-in number for media (listen only - the question and answer session will be limited to financial analysts and investors only) is +1 706 634 5012. Conference ID: 73906538.

The dial-in number for financial analysts and investors is US: +1 888 636 1561. Conference ID: 73906538. UK: +44 1452 560 299. Conference ID: 73929828.

A replay of the call will be available soon after the call completion. The replay number is US: +1 800 642 1687 or +1 706 645 9291. Conference ID: 73906538.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – November 14, 2008

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel